Exhibit 99.2

HALL ENERGY, INC.

P.O. Box 218

Magnetic Springs, OH 43036

937-348-2244 (office) 606-599-5295 (cell)

December 31, 2013

Mr. Gary Novinskie

Daleco Resources Corporation

17 Wilmont Mews, 5th floor

West Chester, PA 19382

Dear Mr. Novinskie,

Per your request, we have estimated the proved reserves and future revenue, as of October 1, 2013, to the ownership interests of Daleco Resources Corporation (DRC) in certain oil and gas properties located in the states of Texas, Alabama, Pennsylvania, and West Virginia. It is our understanding that the reserves estimated in this report include all of the proved reserves owned by DRC. These estimates have been prepared in accordance with the definitions and regulations of the Securities and Exchange Commission (SEC) of the United States and conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities – Oil and Gas, with the following exceptions: 1--overhead expenses for each DRC operated well are excluded; 2--future income taxes for all properties are excluded; and, 3--abandonment costs have not been included in our estimates of future net revenue. This evaluation was completed as of the date of this letter. This report has been prepared for DRC’s use in filing with the SEC: in our opinion, the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

Our estimate of net reserves and future net revenue to the DRC interests in these properties are:

DALECO RESOURCES CORPORATION

Unescalated Case

Effective date: October 1, 2013

	Net Reserves		Future Net Revenue
Category	Gas--mcf	Oil--bbls	Undiscounted	Disc @ 10%
Proved Developed Producing	296,989	21,958	$1,919,319	$1,361,002

Total Proved Reserves	296,989	21,958	$1,919,319	$1,361,002

DALECO RESOURCES CORPORATION	Page 2

In the table above, gas reserves are expressed in thousands of cubic feet (mcf) at standard temperature and pressure bases. Oil reserves are expressed in barrels (bbls), which are equivalent to 42 United States gallons.

The estimates included in this report are for proved reserves: probable and possible reserves for these properties have not been included, by request. This report does not include any value in undeveloped acreage. Reserve categorization conveys the relative degree of certainty: reserve sub-categorization is based on development and production status. The estimates of reserves and future revenue included herein have not been adjusted for risk.

Gross revenue estimated in this report is DRC’s share of the gross revenue (100 percent) from the subject properties prior to any deductions. Future net revenue is estimated after deductions for DRC’s share of production and ad valorem taxes, capital costs, and operating expenses but before consideration of any income taxes. The future net revenue has been discounted at an annual rate of ten percent to determine its present worth, which is shown to indicate the effect of time on the value of money. The future net revenue presented in this report, whether discounted or undiscounted, should not be construed as being the fair market value of the properties.

Product prices used in this report are based on the twelve month un-weighted arithmetic average during the period October, 2012, through September, 2013. For oil volumes, the average posted price is adjusted by lease for quality, transportation fees, and regional price differentials. For gas volumes, the average Henry Hub spot market price is adjusted by lease for energy content, transportation fees, and regional price differentials. All product prices are held constant throughout the economic lives of the properties. The average adjusted product prices weighted by production over the remaining lives of the properties are $95.60 per barrel of oil and $3.384 per mcf of natural gas.

Operating costs used in this report are based on the operating expense records of DRC. For non-operated properties, these costs include the per well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. As requested, operating costs for the operated properties include only direct lease and field level costs. For all properties, general and administrative overhead expenses of DRC headquarters are not included. Operating costs are held constant throughout the economic lives of the properties.

Capital costs used in this report were provided by DRC and are based on authorizations for expenditure and actual costs from recent activity. Capital costs are included as required for workovers, new development wells, and production equipment. Based on our understanding of DRC’s future development plans, a review of the records provided

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to us, and our knowledge of similar properties, we regard these estimated capital costs to be reasonable. Capital costs are held constant to the date of expenditure. As requested, our estimates do not include any salvage value for the lease and well equipment or the cost of abandoning the properties.

We did not perform any field inspection of the subject properties nor did we examine the mechanical operation or condition of the wells and facilities. We have not investigated possible environmental liability related to the properties therefore our estimates do not include any costs due to such possible liability.

The production estimates in this report are based on DRC receiving its net revenue interest share of estimated future gross gas production. No investigation of potential gas volume and value imbalances resulting from over-delivery or under-delivery to the DRC interests has been made; therefore, our estimates of reserves and future revenue do not include adjustments for the settlement of any such imbalances.

The reserves stated in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible: probable and possible reserves are those additional reserves which are sequentially less certain to be recovered than proved reserves. Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance. In addition to the primary economic assumptions discussed herein, our estimates are based on certain assumptions including, but not limited to: 1--the properties will be developed consistent with current development plans; 2--the properties will be operated in a prudent manner; 3--no governmental regulations or controls will be put into place that would impact the ability of the interest owner to recover the reserves; and, 4--our projections of future production will prove consistent with actual performance. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the production/reserves, and costs incurred in recovering such reserves may vary from assumptions that were made while preparing this report.

For the purposes of this report, we used technical and economic data including, but not limited to, well logs, geologic maps, well test data, production data, historical price and cost information, and property ownership interests. The reserves in this report have been estimated using deterministic methods: these estimates have been prepared in accordance with the Standards Pertaining to the Estimated and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE Standards). We used standard engineering and geoscience methods, or a combination of methods,

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including performance analysis, volumetric analysis, and analogy, that we considered to be appropriate and necessary to categorize and estimate reserves in accordance with SEC definitions and regulations. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

The data used in our estimates were obtained from DRC, public data sources, and the files of Hall Energy, Inc. (HEI), and were accepted as accurate. Supporting geoscience, performance, and work data are on file in our office. The titles to the properties have not been examined by HEI nor has the actual degree or type of interests owned been independently confirmed. The technical persons responsible for preparing the estimates presented herein meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards. We are independent, a petroleum engineer, and neither HEI nor myself personally own any interest in any of these properties nor are we employed on a contingent basis.

Sincerely,

/s/ JON EM HALL

Jon Em Hall, P.E.
President